03001863

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 28 2003 187 WASH, D.C. MAIL PROCESSING SECTION

SEC FILE NUMBER
8-46788

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Michael Saunders Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1801 Main Street
(No. and Street)

Sarasota	Florida	34236
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Saul Eiseman 941-955-8200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baumann, Raymondo & Company, PA
(Name – *if individual, state last, first, middle name*)

405 N. Reo Street, #200	Tampa	Florida	33609
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Saul Eiseman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Michael Saunders Securities Corporation, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CYNTHIA L. SHORT
MY COMMISSION # CC 846426
EXPIRES: August 10, 2003
Bonded Thru Notary Public Underwriters

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MICHAEL SAUNDERS SECURITIES CORPORATION

FINANCIAL STATEMENTS

DECEMBER 31, 2002

TABLE OF CONTENTS

Baumann, Raymondo
& Company PA
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Michael Saunders Securities Corporation
Sarasota, Florida

We have audited the accompanying statement of financial condition of Michael Saunders Securities Corporation as of December 31, 2002, and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to the claims of general creditors and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Michael Saunders Securities Corporation at December 31, 2002 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the Unites States of America.

Baumann, Raymondo & Company, PA
BAUMANN, RAYMONDO & COMPANY, PA
Tampa, Florida
February 5, 2003

405 North Reo Street • Suite 200 • Tampa, FL 33609
(813) 288-8826 • Fax: (813) 288-8836 • Email: cpatpa@brcpaweb.com • Internet: www.brcpaweb.com

MICHAEL SAUNDERS SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash and cash equivalents	$	17,795
Certificates of deposit		24,353
TOTAL ASSETS	$	42,148

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable	$	2,200
TOTAL LIABILITIES		2,200
STOCKHOLDER'S EQUITY		
Common stock, $1 par value, 10,000 shares authorized, 1,000 shares issued and outstanding		1,000
Additional paid-in capital		34,207
Retained earnings		4,741
Total stockholder's equity		39,948
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	42,148

Read independent auditors' report.
The accompanying notes are an integral part
of these financial statements.

MICHAEL SAUNDERS SECURITIES CORPORATION
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2002

REVENUE		
Commissions	$	23,291
TOTAL REVENUE		23,291
OPERATING EXPENSES		
Commissions		13,536
Professional fees		2,200
Consulting		1,800
Licenses and dues		1,192
Insurance		1,255
TOTAL OPERATING EXPENSES		19,983
INCOME FROM OPERATIONS		3,308
OTHER INCOME		
Interest income		556
NET INCOME	$	3,864

Read independent auditors' report.
The accompanying notes are an integral part
of these financial statement.

MICHAEL SAUNDERS SECURITIES CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

	SHARES ISSUED		COMMON STOCK		ADDITIONAL PAID-IN CAPITAL		RETAINED EARNINGS		TOTAL
BALANCE, DECEMBER 31,2000	1,000	$	1,000	$	34,207	$	877	$	36,084
Net income	-		-		-		3,864		3,864
BALANCE, DECEMBER 31,2001	1,000	$	1,000	$	34,207	$	4,741	$	39,948

Read independent auditors' report.
The accompanying notes are an intergral part
of these financial statements.

MICHAEL SAUNDERS SECURITIES CORPORATION
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2002

The Company had no subordinated claims as of December 31, 2002, or at any time during the year then ended.

Read independent auditors' report.
The accompanying notes are an integral part
of these financial statement.

MICHAEL SAUNDERS SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 3,864
Adjustments to reconcile net income to net cash provided by operating activities	
Change in market value of certificate of deposit	440
(Increase) decrease in assets:	
Prepaid expenses	(498)
Increase (decrease) in liabilities	
Total adjustments	(58)
Net cash provided by operating activities	3,806
CASH FLOWS FROM INVESTING ACTIVITIES	
Proceeds from redemption of certificates of deposit	23,942
Purchase of certificate of deposit	(23,942)
Net cash (used) by investing activities	-
CASH FLOWS FROM FINANCING ACTIVITIES	-
NET INCREASE IN CASH	3,806
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	13,989
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 17,795

Read independent auditors' report.
The accompanying notes are an integral part of these financial statement.

MICHAEL SAUNDERS SECURITIES CORPORATION
NOTES TO FINANACIAL STATEMENTS
DECEMBER 31, 2002

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Michael Saunders Securities Corporation (the "Company") is a broker-dealer who transacts business through correspondent brokers and does not hold customer securities or funds.

The Company adheres to the reporting requirements of the Securities and Exchange Commission under Rule 17a-5, which is consistent with financial statement reporting under generally accepted accounting principles.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers amounts held by financial institutions and short-term investments with an original maturity of 90 days or less to be cash and cash equivalents.

Revenue Recognition

Customers' securities transactions and related commission revenues and expenses are recorded on a trade date basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising Costs

The Company expenses the production costs of advertising the first time the advertising takes place, except for direct-response advertising, which is capitalized and amortized over its expected period of future benefits.

NOTE B - INCOME TAXES

The Company with consent of its stockholder has elected S corporation status for the Company. Under this election, the sole stockholder is taxed on her share of the Company's taxable income (loss). Therefore, no provision for Federal or state income taxes have been included in the financial statements.

NOTE C - RELATED PARTY TRANSACTIONS

All of the Company's business is transacted with an affiliated company owned by the stockholder. Additionally, the affiliate provides management, operating and accounting services to the Company at no charge.

NOTE D - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital of $5,000. The Company had net capital of $39,948 at December 31, 2002. The net capital rules may effectively restrict the payment of dividends to the Company's stockholder. The Company operates pursuant to the (K) (2) (ii) exemptive provisions of the Securities and Exchange Commissions rule 15c3-3 and does not hold customer funds or securities. Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. The Company's ratio was .06 to 1 at December 31, 2002.

Baumann, Raymondo
& Company PA
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION

The Board of Directors
Michael Saunders Securities Corporation
Sarasota, Florida

We have audited the accompanying financial statements of Michael Saunders Securities Corporation for the year ended December 31, 2002. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedules of Computations of Net Capital and Net Capital Requirements Under Rule 15c3-1 of the Securities and Exchange Commission and Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission are presented for the purposes of additional analysis and are not a required part of the basic financial statements. The accompanying schedules are required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the testing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The Company is exempt from the determination of reserve requirements in compliance with provisions under SEC Rule 15c3-3.

Baumann, Raymondo + Company, P.A.
BAUMANN, RAYMONDO & COMPANY, PA
Tampa, Florida
February 5, 2003

405 North Reo Street • Suite 200 • Tampa, FL 33609
(813) 288-8826 • Fax: (813) 288-8836 • Email: cpatpa@brcpaweb.com • Internet: www.brcpaweb.com

MICHAEL SAUNDERS SECURITIES CORPORATION
COMPUTATIONS OF NET CAPITAL AND THE NET CAPITAL REQUIREMENTS
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2002

Net Capital		
Stockholder's Equity		$ 39,948
Deductions - Non allowable assets		
Total deductions - non allowable assets		0
Net capital	*	$ 39,948
Aggregate Indebtedness		
Liabilities		$ 2,200
Computation of Basic Net Capital Requirement		
Minimum net capital requirement per SEC Rule 15c3-1		$ 5,000
Ratio of Aggregated Indebtedness to Net Capital		.06 to 1

* Reconciliation with Company's computation of net capital

Net capital, as reported in Company's focus report(unaudited)	$ 39,948
Less non allowable assets not deducted on focus report	0
Net capital, as reported above	$ 39,948

See independent auditors' report on supplementary information.

MICHAEL SAUNDERS SECURITIES CORPORATION
COMPUTATION OF THE RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2002

The Company is exempt from the determination of reserve requirements under provisions of SEC Rule 15c3-3 exemption K-2ii.

See independent auditors' report on supplementary information.

Baumann, Raymondo
& Company PA
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
Michael Saunders Securities Corporation
Sarasota, Florida

In planning and performing our audit of the financial statements of Michael Saunders Securities Corporation for the year ended December 31, 2002 we considered its internal control structure in order to determine our auditing procedures for the purposes of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company, in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and the procedures for determining compliance with the exemption provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System because the Company did not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system of internal accounting control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

405 North Reo Street • Suite 200 • Tampa, FL 33609
(813) 288-8826 • Fax: (813) 288-8836 • Email: cpatpa@brcpaweb.com • Internet: www.brcpaweb.com

The Board of Directors
Michael Saunders Securities Corporation

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in condition or that the degree of compliance with them may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

* * * * *

This report is intended for the use of management of Michael Saunders Securities Corporation and the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Baumann, Raymondo & Company, PA
BAUMANN, RAYMONDO & COMPANY, PA
Tampa, Florida
February 5, 2003